

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

August 25, 2011

Via E-mail
Robert Weber
Chief Financial Officer
Harbor BioSciences, Inc.
9191 Towne Centre Drive, Suite 409
San Diego, California 92122

> **Re: Harbor BioSciences, Inc.**
> **Preliminary Proxy Statement**
> **Filed August 17, 2011**
> **File No. 001-34584**

Dear Mr. Weber:

We have limited our review of your filing to the issue we have addressed in our comment below. Please respond to this letter by amending your filing and providing the requested information. Where you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment and the information you provide in response to this comment, we may have additional comments.

Proxy Card

1. Rule 14a-4(a)(3) as promulgated under the Securities Exchange Act of 1934 requires that the form of proxy "identify clearly and impartially each separate matter intended to be acted upon, whether or not related to or conditioned on the approval of other matters." See also SEC September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3)) as guidance. Accordingly, please revise your proxy card to "unbundle" each of the seven enumerated items contained in Proposal No. 2, as listed on page 47, to ensure that shareholders may vote on each amendment to the company's Restated Certificate separately. Also, please revise your disclosure in the proxy statement itself to divide the seven bulleted items of Proposal No. 2 into separately enumerated proposals. Your revised disclose should also address the extent to which the adoption of any one proposal is conditional upon another.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the filings;

- staff comments or changes to disclosure in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact Laura Crotty at (202) 551-3563 or me at (202) 551-3715 with any questions.

Sincerely,

/s/ Jeffrey P. Riedler

Jeffrey P. Riedler
Assistant Director

cc: Michael Brown (Stradling Yocca Carlson & Rauth)